UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011
Commission File Number: No. 000-53122

SGOCO GROUP, LTD.
Formally known as SGOCO Technology, Ltd.

SGOCO Technology Park Luoshan, Jinjiang City Fujian, China 362200 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On February 15, 2011, SGOCO Group, Ltd. (the “Company”) was advised by Pope Investments II LLC (“Pope”) that pursuant to the Put Option dated March 9, 2010, Pope was exercising its put right as to 250,000 ordinary shares at $8.00 per share.  On February 28, 2011, the Company completed the repurchase of the shares.  In addition, on such date, the Company repurchased from Pope a Warrant to purchase 250,000 ordinary shares at an exercise price of $8.00 per share for a total purchase price of $125,000.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGOCO Group, Ltd.

By:	/s/ Burnette Or
Name:	Burnette Or
Title:	President and Chief Executive Officer
Date: March 1, 2011